ISSUER FREE WRITING PROSPECTUS DATED JUNE 16, 2026

FILED PURSUANT TO RULE 433 OF THE SECURITIES ACT OF 1933, AS AMENDED

RELATING TO PRELIMINARY PROSPECTUS DATED JUNE 16, 2026

REGISTRATION STATEMENT NO. 333-295006

Nuclea Energy Consistent. Compact. Clean. POWERING THE FUTURE 1

Free Writing Prospectus Statement This free writing prospectus relates to the proposed initial public offering of common shares with no par value, of Nuclea Energy Inc. ("we", "us", or "our") and should be read together with on the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") on June 16, 2026, as amended, for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/2101996/000121390026069326/ea0270043-17.htm This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering. All the third-party trademarks, names, and other information that appeared in this presentation are used for information and comparison only and do not mean that we have been given authorization to use such information. Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Joseph Gunnar & Co., LLC, Attn: 1000 RXR Plaza, Uniondale, NY 11556, or via email: prospectus@jgunnar.com, or contact Nuclea Energy Inc. via email: ir@nuclea.energy. 2 Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

3 On a mission to power remote frontiers and next-generation infrastructure with deployable, zero-emission nuclear reactors. Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE NUCLEA ENERGY Offering Summary ISSUER: LISTING | SYMBOL: Nuclea Energy INC. NYSE : NCLA OFFERING TYPE: IPO SECURITIES OFFERED: Common Stock OFFERING PRICE: $ 8.00 to $10.00 per Common Share OFFERING SIZE: 5,555,556 Shares of Common Stock, excluding 15% over-allotment option* COMMON STOCK OUTSTANDING IMMEDIATLEY BEFORE THE OFFERING: 33,752,619 Shares COMMON STOCK OUTSTANDING IMMEDIATLEY AFTER OFFERING: 39,308,175 or 40,141,508 assuming the underwriters exercise their over-allotment option in full* EXPECTED USE OF PROCEEDS: Support the expansion of core technology functionality and value; Strategic development and scaling of business and operational footprint; Exploration of potential mergers and acquisitions; General administration and working capital EXPECTED PRICING DATE: June 2026 SOLE BOOK-RUNNER: Joseph Gunnar & Co., LLC 4 Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. *Calculated based on the mid point of the estimated offering price range

POWERING THE FUTURE NUCLEA ENERGY SECURITY Capitalization Table Total Shares Outstanding (Fully Diluted) 34,108,174 5 Options NUMBER 33,752,619 355,555 Common Shares Outstanding Insiders 65.8% Investors, Advisors & Consultants 34.2% Ownership Breakdown Nuclea Energy Inc. Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE NUCLEA ENERGY ACTIVITY AMOUNT Expected Use of Proceeds Underwriting discounts and offering-related expenses Support the expansion of our core technology's functionality and value, including targeted product development, filing provisional utility patents from the initial tranches, and the establishment of an in-house research and development facility equipped for materials testing, design, and prototyping. $4,500,000 $11,375,000 Strategic development and scaling of our business and operational footprint, including R&D collaborations with external industry partners on engineering initiatives and regulatory engagement as well as a third party validation process. $15,925,000 Exploration of potential future mergers and acquisitions, including, if consummated, the Moltex Asset Acquisition. $9,100,000 General administration and working capital. Total $9,100,000 $50,000,000 6 Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY

7

Nuclea Energy - Leadership & Expertise



Josef Freundorfer

CHIEF EXECUTIVE OFFICER

Josef Freundorfer is the Chief Executive Officer of Nuclea Energy. He is also serving as the President of Nuclear Potential Canada, a consulting firm advancing Canada's nuclear sector. Since founding NPC in 2021, Josef has combined technical expertise with strong advocacy, speaking across the country to promote nuclear energy and foster public understanding. With leadership experience in operations, engineering, and project management, he brings a deep understanding of nuclear technology and industry dynamics to support strategic growth and innovation.

Canadian Nuclear Laboratories / Laboratoires Nucléaires Canadiens

Bruce Power



Anna Skowron

CHIEF FINANCIAL OFFICER

As Chief Financial Officer, Anna oversees financial operations, reporting, and business strategy for Nuclea Energy. She brings over 14 years of expertise in navigating complex financial landscapes, ranging from regulatory compliance to corporate governance. Anna has a proven track record in executing business acquisitions and capital raises, providing the financial discipline required for Nuclea's expansion. A licensed CPA, she holds a Bachelor of Commerce and Finance from the University of Toronto.

Entero Therapeutics

XRP Healthcare®



Sagar Sanghera

CHAIRMAN AND CO-FOUNDER

Co-Founder of Nuclea Energy, Sagar leads the development of the Morpheus microreactor. Drawing on a diverse background spanning the AgTech, Defense and Banking technology sectors , he drives the strategy and partnerships defining the next generation of nuclear innovation. In his role as Chairman, he steers the board and organizational direction to ensure Nuclea's commercial success.

Westworth Financial — Connect. Secure. Grow.

Vancity



Dr. Eleodor Nichita, PhD

CO-FOUNDER AND HEAD OF REACTOR DESIGN

Dr. Nichita serves as the Head of Reactor Design at Nuclea Energy. An award- winning reactor physics expert, he also serves as an Associate Professor at Ontario Tech and is the former President of the Canadian Nuclear Society. His work advances energy solutions for the most demanding frontiers, from Arctic infrastructure to space exploration.

Ontario Tech University

Canadian Nuclear Society / Société Nucléaire Canadienne

POWERING THE FUTURE

Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Richard Paolone GENERAL COUNSEL Sagar Sanghera CHAIRMAN & PRESIDENT Co-Founder of Nuclea Energy, Sagar leads the development of the Morpheus microreactor. Drawing on a diverse background spanning the AgTech, Defense and Banking technology sectors , he drives the strategy and partnerships defining the next generation of nuclear innovation. In his role as Chairman, he steers the board and organizational direction to ensure Nuclea's commercial success. Magaly Bianchini DIRECTOR Mrs. Bianchini is a seasoned public company director with a background in real estate, construction, and renewable energy. Since 1980, she has led projects across Canada, including Toronto's notable towers. As President of Leader Capital Corp., she oversaw land and wind energy projects, notably the 200 MW Kincardine wind farm sold to Enbridge in 2005. She has also been involved in condominium developments in Ontario and British Columbia and served on a retirement home advisory board for over 30 years. POWERING THE FUTURE NUCLEA ENERGY Nuclea Energy - Board of Directors 8 Dr. Subhash Paluru George Kovalyov DIRECTOR DIRECTOR An accomplished energy executive with a PhD in Physics, Dr. Paluru served as an Acting Deputy Assistant Secretary at the U.S. DOE during the Obama administration. His expertise spans grid modernization, cybersecurity, and hydropower operations across North America. George Kovalyov is a seasoned finance executive with extensive experience in public markets, corporate finance, and governance. He currently serves as the Chief Financial Officer of Finx Group Inc. and is a Director for PMGC Holdings Inc. (Nasdaq: ELAB), where he chairs the Compensation Committee. George's background includes executive leadership roles at Marizyme, Inc., Hydromer, Inc., and Health Logic Interactive. He holds a BBA in Accounting and has been a designated Chartered Accountant since 2011. John McVey DIRECTOR A seasoned leader with 35+ years of experience in the mining and energy sectors. He previously held senior roles at SNC-Lavalin, Texaco, and Ultra Safe Nuclear, where he spearheaded Canadian off-take agreements. He holds a Master's in Chemical Engineering from the University of Waterloo and currently serves on two mining company boards. Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY
9

Nuclea Energy - Expertise and Advisory board



Jay is a seasoned expert in nuclear safety and licensing with prior experience at the U.S. NRC. He specializes in regulatory compliance for advanced reactor technologies, coordinating technical reviews to ensure rigorous safety standards.

Jay Patel
ADVISOR

U.S.NRC United States Nuclear Regulatory Commission *Protecting People and the Environment*
USNC ULTRA•SAFE•NUCLEAR



Michael Binder is the former President and CEO of the Canadian Nuclear Safety Commission (2008–2018), where he led the modernization of Canada's nuclear regulatory framework. A PhD physicist with over 40 years in the Canadian public sector, he is known for advancing nuclear safety and enabling new technologies, including small and advanced reactors. He now advises Nuclea Energy on regulatory strategy, policy, and stakeholder engagement as it brings its liquid lead-cooled microreactor to market.

Dr. Michael Binder
ADVISOR

Canadian Nuclear Safety Commission / Commission canadienne de sûreté nucléaire
CMHC SCHL



A veteran nuclear consultant, Alnoor has held leadership roles at ENEC, OPG, and NB Power, where he led the safe return to service of the Point Lepreau station. He brings decades of expertise in quality assurance, equipment reliability, and operational excellence.

Alnoor Bhaloo
ADVISOR

ENEC الإمارات للطاقة النووية
Énergie NB Power



Bilal is a seasoned policy advisor who has counseled multiple Federal Ministers. As a former federal negotiator for First Nations treaties, he brings vital expertise in relationship building and indigenous partnerships.

Bilal Cheema
ADVISOR



Suraj Persaud is a Lead Consultant at Nuclear Materials Degradation Consulting and Associate Professor at Queen's University in the Department of Mechanical and Materials Engineering. Appointed as the UNENE Research Chair in 2020, Dr. Persaud drives critical research in corrosion control for SMRs and nuclear waste systems, building on his tenure as a scientist at Canadian Nuclear Laboratories.

Suraj Persaud
ADVISOR

Queen's University
Canadian Nuclear Laboratories / Laboratoires Nucléaires Canadiens

POWERING THE FUTURE

Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Solving for Growing Energy Demand We recognize nuclear as the sole scalable, reliable technology capable of meeting this market's full demand. Opportunity: TAM (Total Addressable Market): >$200 Billion: Global collective markets by 2040. SAM (Serviceable Addressable Market): $45 Billion: Early deployable sites focused strictly on North America. $200 Billlion (USD) Total Addressable Market (TAM) Total Addressable Market (TAM) Serviceable Addressable Market (SAM) Serviceable Obtainable Market (SOM) Total Addressable Market (TAM) Serviceable Addressable Market (SAM) Serviceable Obtainable Market (SOM) 0 50 100 150 200 Billion (USD) 10 SOM (Serviceable Obtainable Market): $2.5B – $3.0 Billion: Nuclea's initial target within its first decade of operations. Sources: International Energy Agency (IEA), 2023; McKinsey & Company, 2024; Nuclear Energy Institute (NEI), 2023. Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY
11

THE SOLUTION:

Morpheus Micro-Reactor Specs:

Lead-cooled microreactor in the conceptual design stage. Potential use cases: powering defense sites, mining operations, remote communities & data centers.

OUTPUT
Scalable 3.5 MWe to 50 MWe.

COOLANT
Lead-Cooled (Boiling point 1740°C prevents pressure explosions).

DESIGN
Compact 3m x 3m x 3m core module.

LOGISTICS
Factory-fabricated and transportable via standard shipping methods.

OPERATIONS
Passive Safety Natural convection cooling, no pumps required

REACTOR TYPE
Lead-cooled, graphite moderated

FUEL TYPE
HALEU

REFUELING CYCLE
~5 years

DISTINGUISHING FEATURES
Non-pressurized unique cooling, cannot freeze



POWERING THE FUTURE

Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE NUCLEA ENERGY TEMPERATURE High Boiling Point of Lead (1740 deg C). This is significantly higher than the normal operating temperature of the reactor (500–600 deg C). This provides a massive heat sink (margin) making a Loss of Coolant Accident (LOCA) highly improbable. Without boiling you do not get void formation that could lead to power excursions. SELF-STABILIZING REACTIVITY Negative temperature coefficient of reactivity. Reactivity reduces as reactor temperature increases. This helps stabilize the reactor during temperature excursions. HYDROGEN-FREE SAFETY Having no water and steam eliminates the possibility of a hydrogen explosion following an accident – Fukushima, Chernobyl. LOW OPERATING PRESSURE The reactor operates little above atmospheric pressure so a breach of the pressure boundary becomes improbable. PASSIVE COOLING Natural circulation through convection of residual heat removal without need of pumps. Morpheus - Inherent Safety Features Few inherent safety features of a lead cooled reactor. Key Insight Lead coolant shrinks when it freezes (unlike water which expands/bursts pipes). This makes Morpheus the only safe option for Arctic/Cold environments. The Design Philosophy Nuclea is engineering the reactor to cool itself without human intervention, even during a total station blackout. This passive safety design aims to eliminate the need for any evacuation zone beyond the site boundary. 12 https://www.oecd-nea.org/jcmpl/22/8/chernobyl-chapter-the-site-and- consequences%20https:/world-nuclear.org/information-library/safety-and- security/safety-of-plants/fukushima-daiichi-accident-initial-company-assessment Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE NUCLEA ENERGY THE BREAKTHROUGH Proprietary "Improved Annular Fuel/Lattice Configuration" (Patent Pending). THE PHYSICS: Hollow fuel pins allow coolant to flow inside and outside, doubling the heat transfer surface area. THE RESULT: Extends refueling cycle from the industry standard 1.5 years to 5 years. FINANCIAL IMPACT: Lower OPEX due to fewer refueling outages and higher revenue uptime. Structural Cost Advantage: Annular Fuel Technology Annular-Fuel Assembly for Vessel/Pool Reactor 13 INNER COOLANT/ MODERATOR INNER CLAD FUEL OUTER CLAD OUTER COOLANT/ MODERATOR Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE NUCLEA ENERGY TECHNOLOGY MATURITY DEPLOYMENT COMPLEXITY OUTPUT TEMPERATURE Advanced Reactor Technology Operating near atmospheric pressure with passive convective cooling, Morpheus plans to minimize the number of safety-critical systems regulators would need to assess. High boiling margins and stable graphite moderation reduce transient sensitivity, while reliance on established fuel forms avoids first-of-a-kind fuel qualification. Compared to gas-cooled reactors, downsized light-water systems, or novel- fuel concepts, this architecture shortens development timelines and reduces deployment risk. Comparision table 14 AMR CONSIDERATION BEST PASSABLE PROBLEMATIC Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY

15

Safety Case based on Coolant Selection

Safety drives regulation. Regulation drives technology choice. Lead-cooled reactors uniquely combine high performance with inherent safety.

Lead acts simultaneously as a radiation shield and a chemically inert coolant, eliminating the risks of high-pressure failure, fires, and explosive reactions that affect water-, gas-, and sodium-cooled systems. This is aimed at reducing accident pathways and increasing the pathways to construction.

Comparision table

COOLANT CHOICES	NUCLEA LIQUID LEAD	NANO KRONOS HELIUM GAS	HADRON LIGHT WATER	TERRA INNOVATOM HELIUM GAS	OKLO LIQUID SODIUM	TERRESTRIAL MOLTEN SALT
CHEMICALLY REACTIVE	BEST	BEST	BEST	BEST	PROBLEMATIC	GOOD
CORROSION AND MATERIALS	PASSABLE	GOOD	BEST	GOOD	PASSABLE	GOOD
RADIOLOGICAL HAZARD	BEST	PROBLEMATIC	BEST	PROBLEMATIC	GOOD	GOOD
COOLANT ACCIDENT	BEST	GOOD	PASSABLE	GOOD	PROBLEMATIC	GOOD

BEST ✓ GOOD ! PASSABLE ✗ PROBLEMATIC

Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE

POWERING THE FUTURE FEBRUARY 02, 2026 07 NUCLEA ENERGY 16 Use Cases - Military/Operational Sites Nuclea's micromodular reactor will be purpose-built for forward operating defense bases, radar sites, comms hubs and edge data centers where diesel logistics are a liability. We believe it could deliver multi-year, low-signature power for high-demand systems like ISR radars, EW suites and directed-energy weapons, eliminating fuel convoys and cutting operational exposure. We envision this making bases more resilient while enabling continuous, high-power missions. The U.S. has about 450–500 major military installations, while Canada maintains about 25–30 primary bases plus dozens of smaller outposts. Many of these sites, especially remote Arctic stations, radar chains and isolated ranges, are ideal candidates for Nuclea's technology and represent several hundred concrete opportunities where secure, transportable nuclear power would directly strengthen defense readiness. Various use potential cases for Nuclea's Morpheus Micro Reactor Note & Source: Digital rendering for illustrative purposes only. Canadian Small Modular Reactor (SMR) Roadmap – Natural Resources Canada, Wikipedia Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE FEBRUARY 02, 2026 07 NUCLEA ENERGY 17 Use Cases - Data Centers Various potential use cases for Nuclea's Morpheus Micro Reactor As next generation data centers demand high density, 24/7 power with minimal environmental impact, Nuclea Energy's scalable micro modular nuclear reactor, ranging from 3.5MW to 50 MW, could offer an ideal solution. Unlike traditional grids or intermittent renewables, we believe our lead cooled technology delivers consistent, carbon free baseload power with inherent safety and reliance on pressurized systems or water cooling. This would make it suitable for data centers in remote or grid constrained areas. Our vision is for Nuclea's reactors to be deployed adjacent to facilities, enabling energy independence, reduced latency, and ESG aligned operations, meeting the compute demands of AI, cloud, and hyperscale infrastructure globally and efficiently. Note & Source: Digital rendering for illustrative purposes only. Canadian Small Modular Reactor (SMR) Roadmap – Natural Resources Canada, Wikipedia Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE FEBRUARY 02, 2026 07 NUCLEA ENERGY Use Cases - Remote Mining Sites At remote mining sites, traditional energy sources like diesel are expensive, logistically burdensome, and environmentally damaging. Nuclea Energy's micro modular nuclear reactors will be able to deliver clean, continuous, high-density power without the need for frequent refueling or complex infrastructure. Our compact reactors are specifically designed to match the 1–10 MW output range ideal for mining operations – powering drilling, processing, and on-site infrastructure reliably and safely. Compared to diesel or gas, we anticipate Nuclea's solution will reduce emissions, slash operating costs, and eliminate fuel supply chain risks, offering an alternative for off-grid, energy-intensive mining environments.. In Canada, SMRs could provide non-emitting heat and power to: 92 oil sands facilities, 85 heavy industrial locations, 24 current and potential off-grid mines. 18 Various potential use cases for Nuclea's Morpheus Micro Reactor Note & Source: Digital rendering for illustrative purposes only. Canadian Small Modular Reactor (SMR) Roadmap – Natural Resources Canada, Wikipedia Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE FEBRUARY 02, 2026 07 NUCLEA ENERGY 19 In remote First Nations and Inuit communities, diesel dependence drives high costs, emissions, and logistical challenges, with fuel flown or barged in and breakdowns cutting power and services. Nuclea Energy's compact micro modular reactors will be able to provide clean, reliable baseload power at the right scale, mitigating fuel risks, slashing emissions, and lowering long-term costs. We believe they will also be able to support critical infrastructure like electricity, heat, clean water, internet, and greenhouses, enabling local education, telehealth, and cultural preservation. Various potential use cases for Nuclea's Morpheus Micro Reactor In Canada, over 79 remote communities each require more than 1MWe of power to meet their energy needs. Additionally, Canada's SMR Action Plan emphasizes Indigenous-led partnerships, enabling communities to hold equity, co-develop capacity, and shape energy futures with traditional stewardship values. Note & Source: Digital rendering for illustrative purposes only. Canadian Small Modular Reactor (SMR) Roadmap – Natural Resources Canada, Wikipedia Use Cases - Remote Communities Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE FEBRUARY 02, 2026 07 NUCLEA ENERGY Logistics and Deployment Factory Built (Modularity) and Road Transportable No On-Site Construction Redefining nuclear deployment by engineering reactors for streamlined, factory-controlled production. Logistics Will fit a standard rail and road shipping profiles. No massive vessel forgings required. Regulatory Benefit Standardized manufacturing will simplify the licensing review (VDR) 20 Note : Digital rendering for illustrative purposes only. Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY

21

Licensing and Regulatory Roadmap

Visual -5 year Roadmap Timeline

2026

Research and Development

- Commence fabrication of HALEU fuel for irradiation testing.
- Begin operation of thermal hyrdaulic lead- loop with simulated fuel.

Regulatory Engagement

- Commence Vendor Design Review with CNSC.
- NRC Regulatory Engagement Plan.

2027

Real world testing

- Fuel testing in research reactors.
- Initiate site planning/surveys for FOAK site.

Regulatory Validation

- Reactor design and Safety system validation CNSC.
- NRC Technical papers on safety safety case submissions.

2028

Proof of concept

- Demonstration of nuclear prototype complete
- SOAK, TOAK site selection.

Confirmed Safety Case

- Confirm no fundamental barriers to licensing.
- Deterministic and Probablistic Safety Analysis submissions.

2029

Actualization of design

- Design integration and commencement of fabrication.
- Fabrication of long lead equipment and fuel fabrication contracts.

Licensing approvals

- Resolve key technical comments from regulator & prepare for Construction.
- Finalize licensing pathway for site construction and operation.

2030

MMRs in reality

- MMR delivery to first site and balance of plant.
- Power purchase agreement and grid integration for FOAK.

Regulatory Green Light

- Regulator approval to move forward with nation wide MMR fleet approach.
- Joint regulatory alignment of UK, US and Canada for key licensing of Morpheus MMR.

POWERING THE FUTURE

Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

NUCLEA ENERGY
22

Public Company Market Cap Benchmarking


15000 (MM)
10000 (MM)
5000 (MM)
0
$10.26B
$6.13B
$1.35B
$783.9M
$615.5M
$355.2M
$303M*

	OKLO (OKLO)	X-ENERGY (XE)	NANO NUCLEAR (NNE)	TERRESTRIAL ENERGY (IMSR)	TERRA INNOVATUM (NKLR)	HADRON (HDRN)	Nuclea (NCLA)
TRANSACTION TYPE	DE-SPAC	IPO	IPO	DE-SPAC	DE-SPAC	DE-SPAC	**IPO**
STAGE	LICENSING REVIEW	LICENSING REVIEW	PRE-LICENSING	PRE-LICENSING	PRE-LICENSING	PRE-LICENSING	**PRE-LICENSING**
FUEL TYPE	HALEU	HALEU	HALEU	LEU	LEU	LEU	**HALEU**
REACTOR TYPE	LIQUID SODIUM FAST REACTOR	HELIUM-COOLED GRAPHITE MODERATED	HELIUM-COOLED GRAPHITE MODERATED	MOLTEN SALT GRAPHITE MODERATED	HELIUM-COOLED GRAPHITE MODERATED	LIGHT WATER REACTOR	**LIQUID LEAD THERMAL REACTOR**
OUTPUT (MWE)	15-50	80	3-15	190	1-4	10	**3.5-50**

CURRENT MARKET CAPITALIZATION

*Source: Market data via Capital IQ as of June 8, 2026 . Market capitalization values are subject to daily fluctuation. *Note: pre-money valuation at $9/share, representing the offering mid-point*
Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

POWERING THE FUTURE

POWERING THE FUTURE NUCLEA ENERGY SSR-W WATSS Strategic Asset Acquisition: Technology Overview TECHNOLOGY Fast spectrum molten salt small modular reactor fueled by recycled waste. OUTPUT 300–500 MWe USE CASES Grid-scale baseload power for communities and regions. GRID On TECHNOLOGY Patented "Waste to Stable Salt" chemical recycling process. PROCESS Converts spent fuel bundles into fresh fuel salts via high-temperature chemical separation USE CASES Processes fuel from 90% of global fleet (CANDU, LWR, and Fast Reactors) Disclaimer: The technologies described on this slide relate to a proposed acquisition of certain third party assets. The definitive terms of this acquisition remain subject to ongoing negotiations, the execution of a definitive sale and purchase agreement, and the satisfaction of customary conditions precedent. There can be no assurance that the Company will successfully complete the proposed acquisition on the terms currently contemplated, or at all. 23 Note: See the Registration Statement for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Thank you for considering Nuclea Energy! We're excited about the opportunity to partner with you in supporting a sustainable future. POWERING THE FUTURE www.nuclea.energy